UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kranem Corporation
Full Name of Registrant

N/A
Former Name if Applicable

560 S. Winchester Blvd., Suite 500
Address of Principal Executive Office (Street and Number)

San Jose, CA 95128
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating operating information into its financial statements for the first fiscal quarter of 2012. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Miller	650	(650) 319-6743
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[           ] Yes [ x ] No

The Form 10-K for the fiscal year ended December 31, 2011 has not been filed. We anticipate to file it by May 17, 2012.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that significant change in results of operations from the corresponding periods in the fiscal year of 2011 will be reflected by the earnings statements to be included in the Form 10-Q. This is because the registrant closed a recapitalization transaction with Xalted Holding Corporation and acquired the operating subsidiaries of Xalted Holding Company on May 13, 2011. As a result, the earning statements to be included in the Form 10-Q will present the operation results of the registrant on the basis of consolidating such subsidiaries. We are not able to provide a reasonable estimate of the results because we have not completed the process of preparing and integrating operating information into our financial statements for the first fiscal quarter of 2012.

KRANEM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	By:	/s/ Edward Miller
Edward Miller
	Title:	Chief Financial Officer